6-K 1 i80form6k.htm FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of: November, 2024
Commission file number: 001-41382
i-80 Gold Corp.
(Translation of registrant's name into English)
5190 Neil Road, Suite 460, Reno, NV 89502
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover: ☐ Form 20-F ☒ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBITS 99.1 AND 99.2 INCLUDED WITH THIS REPORT ARE HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT'S REGISTRATION STATEMENT ON FORM F-10 (FILE NO. 333-279567), AS AMENDED AND SUPPLEMENTED AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBIT INDEX

Exhibit	Description
99.1	Q3 2024 i-80 Gold Corp Financial Statements
99.2	Q3 2024 i-80 Gold Corp MD&A
99.3	Q3 2024 i-80 Gold Corp CEO Certification
99.4	Q3 2024 i-80 Gold Corp CFO Certification
99.5	Q3 2024 i-80 Gold Corp Press Release dated November 12, 2024
SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2024	/s/ Ryan Snow
Ryan Snow
Chief Financial Officer